December 15, 2005



Mr. John H. Pinkerton
President and Chief Executive Officer
Range Resources Corporation
777 Main Street, Suite 800
Fort Worth, TX 76102


	Re:	Range Resources Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 2, 2005
		File No. 001-12209


Dear Mr. Pinkerton:

      We have reviewed your Form 10-K for the Fiscal Year Ended
December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

1. We note on page 56 you present the audit report for Great Lakes Energy Partners, LLC`s financial statements for the fiscal year ended
December 31, 2002; however, you have not included the accompanying financial statements. We presume it is your intent to present separate financial statements of Great Lakes Energy Partners, LLC for the fiscal year ended December 31, 2002 to satisfy the requirements of Rule 3-09 of Regulation S-X. If this is correct, please amend your Form 10-K to include these financial statements.

Note 6 - Indebtedness, page 70

2. We note you issued 7.375% senior subordinated notes due in 2013 in
July of 2003 and filed a Form S-4 to register these notes in July of
2004. In your disclosure you state the notes are guaranteed by certain subsidiaries. Rule 3-10 of Regulation S-X requires guarantors of debt securities to provide full financial statements in the registration statement and in annual and quarterly reports. Guarantor reporting requirements may be reduced to the extent the following criteria are met:

* Each of the subsidiary guarantors is 100% owned by the parent company issuer;
* The guarantees are full and unconditional;
* The guarantees are joint and several; and
* The parent company`s financial statements are filed for the periods specified by Rule 3-01 of Regulation S-X and include, in a footnote, condensed consolidating information for the same periods in the format specified by Rule 3-10(f)(4) of Regulation S-X; including representation that the above criteria are met.

Please comply with the reporting requirements of Rule 3-10 of Regulation S-X.

Please note the financial statement reporting requirements also appear to be applicable to your 6.375% senior subordinated notes due in 2015, which were issued and registered in March of 2005.

Engineering Comments

Business, page 2

Acquisitions, page 4

3. We note a significant portion of your proved undeveloped reserves are attributable to royalty interests. We are concerned, in general, whether non-operator royalty owners (with no working interest) are privy to the extensive technical data needed to perform reliable estimates of proved reserves and the associated production projections. Please explain to us how you obtained such technical information for these royalty properties and how you determined the operator`s drilling schedule for these PUD locations. For these disclosed royalty volumes, please submit to us your pertinent reserve engineering report(s) and the reports generated by the independent consultants` review as described on page 15. These should include a spread sheet comparison - in hard copy and electronic format - between your estimates of proved reserves and associated future net income and those of your independent consultants. Also address the procedures of this "review" and its differences from a "reserves audit" and a "reserves estimate" as defined by the Society of Petroleum Engineers.

Critical Accounting Policies and Estimates, page 26

4. We note your statement, "our estimates of proved reserves are reviewed twice annually by independent engineers on behalf of each of the sixteen banks participating in our senior credit facility." With the view toward possible disclosure, explain to us the procedures involved in this review. Address whether this review generates a comparison between your estimates and those of the reviewers. If so, please submit it to us. If not, explain how this review has any effect on the your disclosed proved reserve volumes. Address whether these independent engineers are also those that perform the reviews of your year-end proved reserves per page 15.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	 You may contact Jenifer Gallagher at (202) 551- 3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related
matters.
You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-
3704
with questions about engineering comments.  Please contact me at
(202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director


Mr. John. H Pinkerton
Range Resources Corporation
December 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010